

September 10, 2010

Patrick Moore
Chief Executive Officer
Amwest Imaging Incorporated
10213 Penrith Avenue, Unit 104
Las Vegas, Nevada 89144

  Re: Amwest Imaging Incorporated
     Amendment No. 2 to Registration Statement on Form S-1
     Filed August 25, 2010
     File No. 333-167743

Dear Mr. Moore:

  We have reviewed your amended filing and response letter dated August 23, 2010 and have the following comments. References to prior comments in this letter relate to comments in our letter dated August 17, 2010.

Part I: Information Required in Prospectus

Available Information, page 37

1. In response to prior comment 2, we note that you intend to file a Form 8-A immediately upon effectiveness of this registration statement. Please revise the introductory paragraph to clarify that, until such time, you will only be required to comply with the limited reporting obligations required by Section 13(a) of the Exchange Act or revise the disclosure, which suggests that you will be a fully reporting company without reference to the Form 8-A. Specifically, we note your statement that "upon completion of the registration, [you] will be subject to the informational requirements of the Exchange Act and, in accordance therewith, will file all requisite reports, such as . . . proxy statements, under Section 14 of the Exchange Act."

Financial Statements

General

2. Please note that updated financial statements appear to be required September 13, 2010 pursuant to Rule 8-08 of Regulation S-X.

Part II. Information not Required in Prospectus

Exhibits

Exhibit 5

3.   Your legal opinion, dated June 24, 2010, must speak as of a date relatively close to the date of desired effectiveness. Please provide an updated legal opinion filed as an exhibit to your amended registration statement.

Undertakings, page 40

4.   Please include the undertakings as required by Item 512(a)(6) of Regulation S-K or advise as to why they have been removed.

    Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

    You may contact Stephani Bouvet at (202) 551-3545 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3735.

                                        Sincerely,

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via facsimile to: (702) 382-1759
       Harold P. Gewerter, Esq.